FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 9, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36 1 457 6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

Magyar Telekom acquires systems integration company

Budapest – February 9, 2009 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has signed an agreement to buy a 100% equity stake in KFKI Direkt Kft.

Magyar Telekom signed a share purchase agreement to acquire 100% of KFKI Direkt Kft. on 9 February, 2009. The purchase price is HUF 300 million plus an earn-out payment depending on the 2009 financial performance of up to a maximum of HUF 100 million. KFKI Direkt is a systems integration and infrastructure support company with specialist expertise in these areas. Based on the preliminary financial statements, the company achieved nearly HUF 1.5 billion revenues and exceeded HUF 200 million EBITDA in 2008. KFKI Direkt de-merged from KFKI in 1995, while the remainder of the KFKI Group was acquired by Magyar Telekom in 2006. With this acquisition Magyar Telekom aims to further strengthen its position in the IT service market.

The closing of the transaction, which is anticipated to be in the second quarter of 2009, is subject to Competition Authority approval.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: February 9, 2009